MAILANDER LAW OFFICE, INC.
835 5th Avenue, Ste. 312
San Diego, California 92101
(619) 239-9034

February 24, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549-7010

ATTN: Mr. Ethan Horowitz
Branch Chief

Re: Mustang Geothermal Corp. (formerly Urex Energy Corp.)
Form 10-K for Fiscal Year Ended March 31, 2010
Filed July 14, 2010

File No. 0-50191

Dear Mr. Horowitz:

Thank you for your comment letter dated February 2, 2011 (the "Comment Letter"), with respect to the above-captioned Form 10-K for Fiscal Year Ended March 31, 2010 for Mustang Geothermal Corp., a Nevada corporation (the "Company"). The Company retained this office to help respond to your comments, which follow below in the order of your Comment Letter, with the Company's responses set forth below.

Form 10-K for Fiscal Year Ended March 31, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1. We note the audit report issued by Jewett, Schwartz, Wolfe & Associates dated July 14, 2010 references their audit of the accompanying consolidated balance sheet as of March 31, 2010, but no reference is made to the balance sheet as of March 31, 2009. Please amend your filing to include a report that includes an audit opinion of the consolidated balance sheets for both fiscal year end dates.

   Response 1: Your comment is noted. The Company obtained a revised "Report of Independent Registered Public Accounting Firm" from its independent auditor and will include this in an amended Form 10-K filed by the issuer.

Statements of Operations, page F-4

2. We note your "Gain (Loss) from disposal of subsidiary" in the amount of $544,371 for the fiscal year ended March 31, 2010 and ($1,144,710) for the period from February 6, 2002 (inception) to

March 31, 2010. We also note your disclosure in Note 10 – Sale of Subsidiary on page F-14. Please revise your presentation to comply with ASC 205-20-45 and ASC 205-20-50-1 and provide the following:

- A detailed analysis of how you determined the gain (loss) from disposal of subsidiary for each year;
- An analysis that reconciles the amounts on the face value of your statements of operations for each year to the discontinued operations amounts in Note 10; and,
- An explanation why Note 10 reflects amounts related to discontinued operations on the balance sheet at March 31, 2010 if the sale of the subsidiary was completed January 31, 2010.

Response 2 [bullet 1]: Your comment is noted. Below please find an analysis of how the Company determined the gain (loss) from disposal of subsidiary from inception:

	2010	2009	2008	2007	Inception
Revenues earned	$ -	$ -	$ -	$ -	$ -
Cost of sales	-	-	-	-	-
Gross Profit					
Operating Expenses	(210,910)	(886,834)	(724,427)	(77,820)	(1,899,991)
Loss from operations					
of discontinued division	$ 210,910)	$ 886,834)	$ (724,427)	$ (77,820)	$(1,899,991)

Response 2 [bullet 2]: Your comment is noted. Below please find an analysis of the amounts on the face value of the Company's statements of operations for each year to the discontinued operations amounts in Note 10:

Loss from disposal of discontinued division					
Cash proceeds from sale	500,000	-	-	-	500,000
Net Liabilities assumed from buyer	275,000	-	-	-	275,000
Net intercompany loans expensed					

	(19,719)	-	-	-	(19,719)
Gain (loss) on disposal	755,281	-	-	-	755,281
Net	$ 544,371	(886,834)	$ (724,427)	(77,820)	$(1,144,710)

Response 2 [bullet 3]: Your comment is noted. The error was administrative as the version of the financial notes edgarized and filed was incorrect. The following table contains the corrected information:

	March 31, 2010	March 31, 2009
Assets		
Cash	-	317
Prepaid expenses	-	1,530
Security deposit	-	10,000
VAT Receivable	-	100,753
Total assets	-	112,600
Liabilities		
Accounts payable	-	225,695
Accrued liabilities	-	5,973
Total liabilities	-	231,668

3. Please disclose the basic and diluted earnings per share amounts for discontinued operations as required by ASC 260-10-45-3.

Response 3: Your comment is noted. Our Form 10-K for the year ended March 31, 2010 will be amended and filed with the Commission reflecting the basic and diluted earnings per share amounts for discontinued operations as required by ASC 260-10-45-3.

Note 4. Geothermal Leases, page F-12

4. We note you acquired three geothermal leases located in the State of Nevada on March 18, 2010 in exchange for 100,000,000 shares valued at $0.01 on the date of the transaction. We also note your share price closed on March 18, 2010 at an amount of $2.46 per share. Please clarify the discrepancy in the closing price of your common shares and the valuation in your disclosure.

Response 4: It appears that the closing price of $2.46 on March 18, 2010 in your comment refers to a post-reverse split adjusted closing price. On July 22, 2010 the Company completed a 200:1 reverse split. The Company's records show a closing price of $0.01 on March 18, 2010.

Note 8. Convertible Note Payable, page F-13

5. We note your convertible note in the amount of $100,000 is due August 13, 2010, and therefore should be classified as a current liability at March 31, 2010. Please reclassify this amount to a current liability or tell us why it should be considered non-current.

Response 5: Your comment is noted. Our Form 10-K for the year ended March 31, 2010 will be amended and filed with the Commission reflecting the reclassification of the $100,000 note as a current liability.

Item 8A(T) Controls and Procedures, page 23

6. We note you have concluded your disclosure controls and procedures, along with your internal control over financial reporting, were effective as of March 31, 2010. Tell us how any required revisions to your disclosure resulting from the comments issued in this letter have impacted your conclusions related to the effectiveness of your controls. Specifically, tell us whether you still believe your disclosure controls and procedures and internal controls were effective as of March 31, 2010 and why or why not.

Response 6: As a result of the Commission's comments, the Company undertook a review of its internal controls and procedures over financial reporting. The Company believes that its disclosure controls and procedures and internal controls are adequate in light of the Commission's comments. However, in order to facilitate and insure the proper and complete review and dissemination of financial information relevant to financial reporting, the Company established additional procedures in its review and control processes relating to financial reporting and internal controls. Specifically, the Company retained a financial advisor and consultant in this regard.

Please let us know if you have any further questions. The Company intends to file an amended Form 10-K for the year ended March 31, 2010 to incorporate the changes noted above. However, in order to avoid duplicative filings, the Company will wait to file this amended document until such time as the Commission determines that there are no further questions or comments with respect to its February 2, 2011 comment letter, and the Company's response thereto.

Sincerely,

/s/ Tad Mailander
Tad Mailander